

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

March 27, 2009

Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, CT 06901

> **Re: PrimeEnergy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 27, 2008**
> **File No. 000-07406**

Dear Ms. Cummings:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                Sincerely,

                                Karl Hiller
                                Branch Chief